UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-10795

BOEING CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

500 Naches Ave. SW

3rd Floor

Renton, Washington 98057

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $100 per share

4.850% InterNotes due May 15, 2013

4.750% InterNotes due May 15, 2013

4.650% InterNotes due June 15, 2013

4.750% InterNotes due November 15, 2013

7.580% Series X Medium-Term Notes due May 15, 2014

3.250% Senior Notes Due 2014

7.530% Series X Medium-Term Notes due April 1, 2015

7.520% Series X Medium-Term Notes due April 1, 2016

2.125% Senior Notes Due 2016

7.480% Series X Medium-Term Notes due April 10, 2017

2.900% Senior Notes Due 2018

4.700% Senior Notes due 2019

Floating Rate Series XI Medium-Term Notes Due September 15, 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $100 per share	1
4.850% InterNotes due May 15, 2013	31
4.750% InterNotes due May 15, 2013	33
4.650% InterNotes due June 15, 2013	25
4.750% InterNotes due November 15, 2013	9
7.580% Series X Medium-Term Notes due May 15, 2014	1
3.250% Senior Notes Due 2014	80
7.530% Series X Medium-Term Notes due April 1, 2015	1
7.520% Series X Medium-Term Notes due April 1, 2016	1
2.125% Senior Notes Due 2016	61
7.480% Series X Medium-Term Notes due April 10, 2017	1
2.900% Senior Notes Due 2018	53
4.700% Senior Notes due 2019	84
Floating Rate Series XI Medium-Term Notes Due September 15, 2023	1

Pursuant to the requirements of the Securities Exchange Act of 1934, Boeing Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 22, 2013	By:	/s/ Maurita B. Sutedja
Name: Maurita B. Sutedja Title: Vice President and Chief Financial Officer